UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On January 16, 2024, EUDA Health Holdings Limited (“EUDA” and the “Company”) and Gilandi Limited, a British Virgin Islands company (“Gilandi”) entered into a Convertible Loan Agreement pursuant to which Gilandi has agreed to lend to the Company a convertible loan in the principal amount of $500,000 to be paid in two (2) tranches of $250,000 each by January 31, 2024 and March 31, 2024 (the “Convertible Loan”). The Convertible Loan shall bear interests of 8% per annum until Mach 31, 2024 (the “Maturity Date”). Outstanding balance of the Convertible Loan on the Maturity Date will automatically convert to the Company’s ordinary shares at $1.00 per share. On January 17, 2024, the Company sold and issued to Gilandi convertible note in the principal amount of $250,000 pursuant to the Convertible Loan Agreement.

The foregoing summary of the terms of the Convertible Loan Agreement is subject to, and qualified in its entirety by, such document which is being furnished as an exhibit to this Form 6-K.

Exhibit Index

10.1 Convertible Loan Agreement between the Company and Gilandi Limited, dated January 16, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: January 22, 2024

EUDA Health Holdings Limited

	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer